FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **February 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes   ___   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

Date: February 12, 2007

By: /s/ Douglas B. Silver
Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Press Release dated February 12, 2007.



INTERNATIONAL ROYALTY CORPORATION

AMEX:ROY **NR 07-03**
TSX:IRC **February 12, 2007**

INTERNATIONAL ROYALTY COMPLETES FULLY SUBSCRIBED BOUGHT-DEAL FINANCING

DENVER, COLORADO - February 12, 2007 - International Royalty Corporation ("IRC") (TSX:IRC, AMEX: ROY) is pleased to announce that it has closed its offering of 7,408,000 units (the "Units") of IRC at a price of $5.40 per unit for total gross proceeds of Cdn.$40,003,200 (the "Offering"). Each Unit is composed of one common share (each, a "Common Share") of IRC and one-half of one common share purchase warrant of IRC, with each whole common share purchase warrant entitling the holder thereof to acquire a further Common Share at an exercise price of $6.50 per share until November 12, 2007, and at $7.00 per share from November 13, 2007 until August 12, 2008.

Immediately following the closing of the Offering, the underwriters of the Offering exercised their over-allotment option to acquire 926,000 units of IRC at a price of $5.40 per Unit (the "Over-Allotment Option") for gross proceeds of Cdn.$5,000,400. IRC is pleased to announce that the closing of the Over-Allotment Option also occurred today.

In the aggregate, 8,334,000 Units were sold for gross proceeds of $45,003,600.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons without registration unless an exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to the anticipated terms of the Units and warrants, the use of proceeds, the expectations related to the Pascua-Lama project, the acquisition of the Pascua sliding-scale royalty interest and other statements that are not historical facts. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could case actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to the Company's royalty interest in projects; market fluctuations in prices for securities; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; satisfactory completion of due diligence and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.